03 AUG -9 AM 7:21

HAECO

Our Ref: CSA/CPA12/24

5th August 2003

By DHL

Securities and Exchange Commission
Office of International Corporate Financ
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

03029148

SUPPL

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Dear Sirs,

Hong Kong Aircraft Engineering Company Limited
Exemption No. 82-3846

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are forwarding the following documents for filing:

(a) Full text announcement Form;
(b) Press Release; and
(c) The highlights announcement which will be advertised in the Asian Wall Street Journal on 6th August 2003.

Yours faithfully,
For HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Lorence Wong
Deputy Secretary

LW/df
Encls.
P:\Dorisfu\CPA12 - HAECO\CPA12 - 20 Interim & Final\2003 Interim\Ltr - 20030805 SENY interim result.doc
c.c. Eugenia Lee, BONY-HK (w/o encls.) – Fax No. 2877 0863
Bryan Ho, BONY-NY (w/o encls.) – Fax No. 002-1-212-571-3050

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services Department of The Stock Exchange of Hong Kong Limited
(Attn: Ms. Jane Shum, Officer Tel: 28403964 Fax: 25231254)

From : Hong Kong Aircraft Engineering Company Limited
(Name of Representative Company)
Margaret S.M. Yu (Mrs.) — 2840 8868
(Responsible Official) — (Contact Telephone Number)

Date : 5th August 2003 page(s) faxed : one

Name of listed company : Hong Kong Aircraft Engineering Company Limited

Year end date : 31st December 2003

Currency: HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? Yes **No**

Auditors' Report ☐ **Qualified** ☐ **Modified** √ **N/A**
☐ **Unqualified**

To be published in the newspapers (if applicable)
☐ Summarised results announcement
√ Full results announcement

Review of interim report (if applicable) by
√ Audit committee
☐ Auditors
☐ Neither of the above

	(~~Audited~~/Unaudited*) Current Period from 1/1/2003 to 30/6/2003 (HK$) Million		(~~Audited~~/Unaudited*) Last Corresponding Period from 1/1/2002 to 30/6/2002 (HK$) Million
Turnover	986		1,028
Profit/(Loss) from operations	70		177
Finance Income (Net)	-		3
Share of Profit/(Loss) of Associated	-		-
Share of Profit/(Loss) of Jointly Controlled Entities	165		99
Profit/(Loss) after Taxation & MI	190		240
% Change over Last Period	-21%		
EPS/(LPS) - Basic	HK$1.14		HK$1.44
- Diluted	NA		NA
Extraordinary ("ETD") Gain/(Loss)	NIL		NIL
Profit/(Loss) after ETD Items	190		240
Interim Dividend per Share	HK$0.28		HK$0.28
(specify if with other options)	NIL		NIL
B/C Dates for Interim Dividend	8th September 2003	to	11th September 2003 bdi
Payable Date	22nd September 2003		
B/C Dates for (_________) General Meeting	NA		
Other Distribution for Current Period	NA		
B/C Dates for other Distribution	NA		

For and on behalf of
HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

Signature: ________________
Margaret S.M. Yu
Secretary

ALL SUBSEQUENT CHANGES TO THE INFORMATION CONTAINED IN THIS FORM, IN PARTICULAR THE BOOK CLOSURE DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AT 28403018 AND FOLLOWED BY A WRITTEN CONFIRMATION BY FAX AT [illegible] IMMEDIATE

Swire Group

MEDIA INFORMATION

HONG KONG AIRCRAFT ENGINEERING COMPANY LIMITED

INTERIM RESULTS 2003

HIGHLIGHTS

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
(in HK$ Million)			
Turnover	986	1,028	2,078
Share of after tax results of material jointly controlled companies:			
- Hong Kong Aero Engine Services Limited	80	47	141
- Taikoo (Xiamen) Aircraft Engineering Company Limited	46	29	71
Profit attributable to shareholders	190	240	465
Dividends	47	47	539
Shareholders' equity	2,875	2,997	3,177
(number of shares in '000)			
Average number of shares in issue	166,325	166,335	166,330
(in HK$)			
Earnings per share	1.14	1.44	2.80
Dividends per share	0.28	0.28	0.74
Special dividend per share	-	-	2.50
Shareholders' equity per share	17.29	18.02	19.10

CHAIRMAN'S STATEMENT

Results

The Group's profit attributable to shareholders for the first half of 2003 was HK$190 million, a 21% drop compared with the profit of HK$240 million earned during the same period in 2002. The profit for the comparative period included an amount of HK$52 million comprising the release of provisions made in previous financial periods to cover potential problems in collecting in full amounts due from customers and stock obsolescence. The corresponding figure in the first half of 2003 was a charge of HK$8 million.

The contribution after tax from Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) during the period was HK$46 million (2002 : HK$29 million) and from Hong Kong Aero Engine Services Limited (HAESL) was HK$80 million (2002 : HK$47 million).

Your directors have today declared an interim dividend of HK¢28 per share, the same as last year, payable on 22nd September 2003 to shareholders registered at the close of business on 11th September 2003. This will cost HK$47 million. The share register will be closed from 8th September 2003 to 11th September 2003, both dates inclusive.

Review of operations

The Company, either directly or through its jointly-controlled company in Xiamen, TAECO, has comprehensive maintenance contracts covering the fleets of Boeing and Airbus aircraft operated by the Hong Kong based airlines, Cathay Pacific Airways, Dragonair and Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components. In addition, through its Hong Kong based joint venture with Rolls-Royce plc, HAESL, it provides aero engine maintenance.

Line maintenance activity in the first three months of the period improved by 10% compared with the same period in 2002. However, since the outbreak of SARS in Hong Kong, the number of arisings per day has been up to 58% below that scheduled. While some improvement has been seen towards the end of the second quarter, the number of arisings in June was still about 47% below that scheduled. The average number of aircraft handled daily between January and June last year was 191 and this average number fell to 164 this year, a 14% decrease. The provision of technical and non-technical line maintenance services at Hong Kong International Airport continues to be extremely price sensitive.

The airframe maintenance and modification facilities operated by the Company in Hong Kong continued to be heavily utilised during the period, although the number of base customer aircraft grounded and the cancellation by third party customers of flights to Hong Kong, have resulted in the deferral of some work. Man-hours sold in the period were 0.73 million, a 4% increase compared with the corresponding period in 2002; 1.38 million man-hours were sold during last year.

TAECO's third hangar was opened on 24th March 2003, and usage of the three hangars has been good. TAECO's higher result for the period reflected higher revenue, partly from the additional capacity. Line maintenance operations in Xiamen, Shanghai and Beijing continue to run smoothly. While these services were initially set up primarily for Dragonair, there are now a number of other customers in Shanghai.

HAESL reported higher profits in the first half of 2003 compared to 2002, a reflection of a 13% increase in the number of engines put through its facilities; 90 engines arising in this period compared to 80 last year. While Cathay Pacific is still the principal customer, about 60% of the business in the last year has been from other regional carriers and Rolls-Royce.

Financial review

Turnover decreased 4% during the period, primarily reflecting the drop in the number of aircraft movements through Hong Kong International Airport as a result of the SARS outbreak in the region.

Operating profit before net finance income and changes in doubtful debt and stock obsolescence provisions dropped from HK$125 million to HK$78 million, reflecting the downturn in line maintenance, lower margins on heavy maintenance work in the hangar due to the mix of aircraft and, partly as a consequence of these two points, less component overhaul and repair, which has also seen some margin erosion due to pressure on pricing from the Original Equipment Manufacturers.

The contribution before tax from jointly controlled companies, mainly TAECO and HAESL, increased by 67% from HK$99 million to HK$165 million.

Cash, cash equivalents and short term deposits at 30th June 2003 were HK$126 million, compared to HK$547 million at 31st December 2002. The decrease in the period primarily reflects the payment of a special dividend that amounted to HK$416 million.

Outlook

The annual report indicated that expected growth in line maintenance reflecting increased aircraft movements at Hong Kong International Airport, combined with good utilisation of the heavy maintenance facilities would offset an anticipated drop in contribution from the jointly controlled companies. In the event, the jointly controlled companies have produced better results than expected and this has helped to compensate for the drop in line maintenance activity and heavy maintenance margins.

However, the outlook for the second half of the year is uncertain. Whilst activity at Hong Kong International Airport has picked up, the number of flights through the airport is still well below that of last year, and indications from our customers are that this situation will continue until the end of the third quarter. As a result of this downturn, some heavy maintenance work on aircraft owned by the Hong Kong based customers, which usually account for about 40% of work in the hangar, will be deferred and this will result in lower utilisation of the heavy maintenance facilities unless the capacity can be sold to third party customers. Component and avionic overhaul revenue would also fall as fewer components would be removed. Although TAECO should continue to benefit from its additional capacity, it will also start to suffer from customers deferring work into next year, as will HAESL, which will also face increasing competition.

Consequently, it is unlikely that the result for the second half of the year will be able to match that of the first half.

David Turnbull
Chairman

Hong Kong, 5th August 2003

For further information, please contact:

Mr. Andrew Herdman	2840 8092
Mrs. Maisie Shun Wah	2840 8097

Consolidated profit and loss account - unaudited

for the six months ended 30th June 2003

	Note	Six months ended 30th June 2003 HK$M	Six months ended 30th June 2002 HK$M	Year ended 31st December 2002 HK$M
Turnover	2	986	1,028	2,078
Operating expenses:				
Staff remuneration		(518)	(502)	(1,040)
Cost of direct material/job expenses		(270)	(149)	(367)
Depreciation		(64)	(50)	(126)
Operating lease rentals - land & buildings		(26)	(28)	(55)
Auditors' remuneration		-	-	(1)
Changes in work in progress		40	(56)	(50)
Other operating expenses		(70)	(118)	(236)
Movements in doubtful debt and stock obsolescence provisions		(8)	52	70
Operating profit	2	70	177	273
Net finance income	3	-	3	3
Net operating profit		70	180	276
Share of results of jointly controlled companies	7	165	99	262
Profit before taxation		235	279	538
Taxation	4	(45)	(39)	(73)
Profit after taxation		190	240	465
Minority interest		-	-	-
Profit attributable to shareholders		190	240	465
Dividends - paid/proposed				
Interim		47	47	47
Final		-	-	76
Special		-	-	416
		47	47	539
Earnings per share	5	HK$1.14	HK$1.44	HK$2.80

	2003 Interim	2002 Interim	2002 Final	2002 Special	2002 Total
Dividends per share	HK$0.28	HK$0.28	HK$0.46	HK$2.50	HK$3.24

Consolidated balance sheet - unaudited

	Note	30th June 2003 HK$M	31st December 2002 HK$M
Fixed assets	6	1,561	1,597
Investment in jointly controlled companies	7	1,119	1,070
Deferred items			
Staff loans		5	5
Promissory note		2	2
Retirement benefit asset	8	144	156
Deferred taxation		(135)	(118)
		16	45
Current assets			
Stocks of aircraft parts		49	68
Work in progress		109	69
Debtors and prepayments	9	231	273
Amounts due from jointly controlled companies		19	11
Deposits maturing after three months		12	72
Short term deposits and bank balances		114	475
		534	968
Current liabilities			
Creditors and accruals	9	240	385
Term loan due within one year	11	4	3
Amount due to jointly controlled companies		5	6
		249	394
Net current assets		285	574
		2,981	3,286
Financed by :			
Share capital	10	166	166
Reserves		2,709	3,011
Shareholders' equity		2,875	3,177
Minority interest		5	5
Long term loan	11	101	104
		2,981	3,286

Consolidated cash flow statement - unaudited

for the six months ended 30th June 2003

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
	HK$M	HK$M	HK$M
Cash flows from operating activities			
Cash generated from operations	14	140	400
Interest paid	(4)	(4)	(9)
Interest received	5	4	49
Net cash inflow from operating activities	15	140	440
Cash flows from investing activities			
Purchase of fixed assets	(29)	(15)	(87)
Sale of fixed assets	1	-	-
Investment in jointly controlled companies	-	(1)	(1)
Loans repaid by/(advanced to) jointly controlled companies	79	(15)	(20)
Dividends received from jointly controlled companies	7	11	40
Net decrease in staff loans	-	169	171
Net decrease/(increase) in short-term deposits maturing after three months	60	-	(60)
Net cash inflow from investing activities	118	149	43
Cash flows from financing			
Repayment of term loan	(2)	(2)	(3)
Purchase of Company's shares	-	(1)	(1)
Dividends paid to shareholders - final and special	(492)	(70)	(117)
Net cash outflow from financing	(494)	(73)	(121)
(Decrease)/increase in cash and cash equivalents	(361)	216	362
Cash and cash equivalents at beginning of the period	475	113	113
Cash and cash equivalents at end of the period	114	329	475

Consolidated statement of changes in equity - unaudited

for the six months ended 30th June 2003

	Share capital HK$M	Revenue reserve HK$M	Capital redemption reserve HK$M	Total HK$M
Total equity at 1st January	166	2,992	19	3,177
Profit attributable to shareholders	-	190	-	190
Dividends paid - 2002 final	-	(76)	-	(76)
Dividends paid - 2002 special	-	(416)	-	(416)
Total equity at 30th June	166	2,690	19	2,875

Notes to the Accounts

1. Basis of preparation

The interim financial statements have been prepared in accordance with the accounting principles generally accepted in Hong Kong and comply with Statement of Standard Accounting Practice (SSAP) No. 25 issued by the Hong Kong Society of Accountants (HKSA) and the disclosure requirements set out in Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited. There have been no change to the principal accounting policies set out in the Group's 2002 Annual Report, except for the revised accounting standard on income taxes, SSAP 12 issued by the HKSA as described below.

SSAP 12 "Income Taxes" is effective for accounting periods commencing on or after 1st January 2003. Under SSAP 12, deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The impact of SSAP 12 on the Group's result is minimal as a similar method was used in the computation of deferred taxation in past years.

2. Segmental information

The Company is engaged in the business of maintenance, modification and repair of commercial aircraft in Hong Kong. No further business segmental information has therefore been reported.

The Group's jointly controlled companies, all of which are engaged in the same business as the Company, operate both in Hong Kong and overseas. Financial summaries of the jointly controlled companies are provided under note 7.

3. Net finance income

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
	HK$M	HK$M	HK$M
Finance income	4	7	12
Interest on long term loan not wholly repayable within five years	(4)	(4)	(9)
	-	3	3

4. Taxation

	Six months ended 30th June		Year ended 31st December
	2003	2002	2002
	HK$M	HK$M	HK$M
The Company and its subsidiary company:			
Deferred taxation			
Origination of temporary differences	6	24	38
Effect of changes in tax rate	11	-	-
	17	24	38
Share of taxation attributable to jointly controlled companies:			
Hong Kong taxation	23	12	31
Overseas taxation	5	3	4
	45	39	73

No provision for Hong Kong profits tax has been made for the period as the Company's assessable profit is wholly absorbed by the tax losses brought forward. Hong Kong profits tax including deferred taxation is calculated at 17.5% (2002 : 16%). Overseas taxation is calculated at tax rates prevailing in the respective jurisdictions.

5. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders for the period ended 30th June 2003 of HK$190 million (period ended 30th June 2002 : HK$240 million) and to the weighted average 166,324,850 (period ended 30th June 2002 : 166,334,707) ordinary shares in issue during the period.

6. Fixed assets

	Property, plant and equipment Six months ended 30th June 2003 HK$M
Opening net book value	1,597
Additions and transfers	29
Disposals	(1)
Depreciation	(64)
Closing net book value	1,561

7. Jointly controlled companies

The financial results of the jointly controlled companies for the period ended 30th June 2003 are as follows:

	HAESL (Operating in Hong Kong)		TAECO (Operating in Mainland China)		Others		Total	
	Six months ended 30th June		Six months ended 30th June		Six months ended 30th June		Six months ended 30th June	
	2003	2002	2003	2002	2003	2002	2003	2002
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Turnover	2,008	1,630	348	251	147	128	2,503	2,009
Operating profit	231	150	107	71	33	27	371	248
Net finance (charges)/income	(5)	(12)	-	1	(1)	(1)	(6)	(12)
Share of results of associates	(1)	(11)	(3)	(7)	-	-	(4)	(18)
Profit before taxation	225	127	104	65	32	26	361	218
Taxation	(47)	(23)	(11)	(5)	(3)	(3)	(61)	(31)
Profit attributable to shareholders	178	104	93	60	29	23	300	187
Dividends	-	-	-	(39)	(14)	(22)	(14)	(61)
Surplus retained for the period	178	104	93	21	15	1	286	126
Funds employed:								
Long-term assets	800	764	844	789	155	125	1,799	1,678
Current assets	1,083	1,265	260	164	159	166	1,502	1,595
	1,883	2,029	1,104	953	314	291	3,301	3,273
Less: current liabilities	(533)	(649)	(88)	(112)	(144)	(178)	(765)	(939)
	1,350	1,380	1,016	841	170	113	2,536	2,334
Financed by:								
Shareholders' equity and loans	1,284	1,093	1,002	826	155	89	2,441	2,008
Long-term liabilities	66	287	14	15	15	24	95	326
	1,350	1,380	1,016	841	170	113	2,536	2,334
Group's weighted average % shareholding in the period	45.0%	45.0%	49.6%	49.6%				
Group's attributable pre-tax profits	101	57	51	32	13	10	165	99
Less: share of taxation thereon	(21)	(10)	(5)	(3)	(2)	(2)	(28)	(15)
Group's share of profit attributable to shareholders	80	47	46	29	11	8	137	84
Group's share of funds employed at 30th June	578	492	493	406	48	34	1,119	932

8. Retirement benefit asset

Movement in the asset recognised in the balance sheet:

	Group and Company Six months ended 30th June 2003		
	Local Scheme HK$M	Expatriate Scheme HK$M	Total HK$M
At 1st January	117	39	156
Total expense charged	(45)	(2)	(47)
Contributions paid	35	-	35
At 30th June	107	37	144

9. Debtors and creditors - credit risks and ageing analysis

The credit terms given to customers vary and are generally based on their individual financial strengths. Credit evaluations of debtors are performed periodically to minimise any credit risk associated with receivables.

As at 30th June 2003, 94% of debtors (97% as at 31st December 2002) and 95% of creditors (99% as at 31st December 2002) were aged under six months.

10. Share capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or any of its subsidiary companies. As at 30th June 2003, 166,324,850 shares were in issue (31st December 2002: 166,324,850 shares).

11. Long-term loan

	30th June 2003 HK$M	31st December 2002 HK$M
Repayable within one year	4	3
Repayable between one and two years	4	4
Repayable between two and five years	14	14
Repayable after five years	83	86
	105	107
Amount due within one year included under current liabilities	(4)	(3)
	101	104

	HK$M
At 31st December 2002	107
Repayment during the period	(2)
At 30th June 2003	105

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft parts. The terms of the loan are as disclosed in the 2002 Annual Report of the Company. During the period, the interest incurred was HK$4 million (2002 : HK$4 million).

12. Related party transactions

In addition to those disclosed elsewhere in the interim report, material transactions between the Group and related parties which were conducted on normal commercial terms in the ordinary and usual course of business are listed below:

	Note	Jointly Controlled Companies Six months ended 30th June 2003 HK$M	Jointly Controlled Companies Six months ended 30th June 2002 HK$M	Other Related Parties Six months ended 30th June 2003 HK$M	Other Related Parties Six months ended 30th June 2002 HK$M	Total Six months ended 30th June 2003 HK$M	Total Six months ended 30th June 2002 HK$M
Revenue from the provision of services	(a)	127	91	495	509	622	600
Purchase of services	(b)	-	1	31	19	31	20

(a) Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce plc concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of 150 people on average in TAECO and management services.

Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways, Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways Limited.

(b) Purchases of services from jointly controlled companies comprised mainly overhaul charges for work carried out on aircraft components by HAESL.

Purchases of services from other related parties comprised spares purchased from Cathay Pacific Airways Limited, a services fee payable to John Swire & Sons Limited Group of HK$2 million (period ended 30th June 2002 : HK$5 million) and reimbursement, at cost, of expenses incurred of HK$8 million (period ended 30th June 2002 : HK$6 million). In 2003, the Company has placed its property insurance through a captive insurance company, wholly owned by Swire Pacific Limited, for the period 1st April 2003 to 31st March 2004. The premium payable was HK$1 million for the period ended 30th June 2003.

INFORMATION PROVIDED IN ACCORDANCE WITH THE LISTING RULES

Results for the six months ended 30th June 2003 – unaudited

The results have been reviewed by the Audit Committee of the Company established in compliance with the Code of Best Practice set out in the Listing Rules of The Stock Exchange of Hong Kong Limited ("the Listing Rules").

Interim Dividend

An interim dividend of HK¢28 (2002: HK¢28) per share has today been declared and will be paid on 22nd September 2003 to shareholders registered at the close of business on 11th September 2003. The share register will be closed from 8th September 2003 to 11th September 2003, both dates inclusive.

Share Capital

During the period under review, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company.

Corporate Governance

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Listing Rules.

Disclosure of Interests

Directors' Interests

At 30th June 2003, the register maintained under Section 352 of the Securities and Futures Ordinance ("SFO") showed that the following Directors held beneficial interests in the shares of Hong Kong Aircraft Engineering Company Limited:

	Personal	Other	Total	Percentage of Issued Capital (%)
The Hon Michael Kadoorie (alternate Director)	-	3,782,886*	3,782,886	2.27
Dinty Dickson Leach	112,000	-	112,000	0.07

* *The Hon Michael Kadoorie is a beneficiary of discretionary trusts which hold theses shares.*

Other than as stated above, no Directors or chief executive of the Company had any interest or short position, whether beneficial or non-beneficial, in the shares or underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial Shareholders' Interests

The register of interests in shares and short positions maintained under Section 336 of the SFO shows that at 30th June 2003 the Company had been notified of the following interests in the shares of the Company held by substantial shareholders (as defined in the Listing Rules), all being beneficial interests:

	Number of Shares	Percentage of Issued Capital (%)	Remarks
John Swire & Sons Limited	99,649,103	59.91	
Swire Pacific Limited	99,649,103	59.91)	Duplication of John Swire & Sons Limited's holding (see Note)
Cathay Pacific Airways Limited	45,649,686	27.45)	

Note: At 30th June 2003, the John Swire & Sons Limited Group owned directly or indirectly interests in shares of Swire Pacific Limited representing 29.37% of the issued share capital and 52.82% of the voting rights; Swire Pacific Limited in turn controlled 46.19% of Cathay Pacific Airways Limited.

Other Interests

In addition, at 30th June 2003 the register of interests in shares and short positions maintained under Section 336 of the SFO shows the following interest in the shares of the Company held in the capacity of investment manager:

	Number of Shares	Percentage of Issued Capital (%)
Marathon Asset Management Limited	14,985,730	9.01

HAECO

2003 Interim Results – Highlights

Results – unaudited

	Six months ended 30th June		Year ended 31st December
	2003 HK$M	2002 HK$M	2002 HK$M
Turnover	**986**	1,028	2,078
Operating expenses:			
Staff remuneration	**(518)**	(502)	(1,040)
Cost of direct material/job expenses	**(270)**	(149)	(367)
Depreciation	**(64)**	(50)	(126)
Operating lease rentals – land & buildings	**(26)**	(28)	(55)
Auditors' remuneration	**–**	–	(1)
Changes in work in progress	**40**	(56)	(50)
Other operating expenses	**(70)**	(118)	(236)
Movements in doubtful debt and stock obsolescence provisions	**(8)**	52	70
Operating profit	**70**	177	273
Net finance income	**–**	3	3
Net operating profit	**70**	180	276
Share of results of jointly controlled companies	**165**	99	262
Profit before taxation	**235**	279	538
Taxation	**(45)**	(39)	(73)
Profit after taxation	**190**	240	465
Minority interest	**–**	–	–
Profit attributable to shareholders	**190**	240	465
Dividends – paid/proposed			
Interim	**47**	47	47
Final	**–**	–	76
Special	**–**	–	416
	47	47	539
Earnings per share	**HK$1.14**	HK$1.44	HK$2.80

	2003	2002			
	Interim	Interim	Final	Special	Total
Dividends per share	**HK$0.28**	HK$0.28	HK$0.46	HK$2.50	HK$3.24

Outlook

The annual report indicated that expected growth in line maintenance reflecting increased aircraft movements at Hong Kong International Airport, combined with good utilisation of the heavy maintenance facilities would offset an anticipated drop in contribution from the jointly controlled companies. In the event, the jointly controlled companies have produced better results than expected and this has helped to compensate for the drop in line maintenance activity and heavy maintenance margins.

However, the outlook for the second half of the year is uncertain. Whilst activity at Hong Kong International Airport has picked up, the number of flights through the airport is still well below that of last year, and indications from our customers are that this situation will continue until the end of the third quarter. As a result of this downturn, some heavy maintenance work on aircraft owned by the Hong Kong based customers, which usually account for about 40% of work in the hangar, will be deferred and this will result in lower utilisation of the heavy maintenance facilities unless the capacity can be sold to third party customers. Component and avionic overhaul revenue would also fall as fewer components would be removed. Although TAECO should continue to benefit from its additional capacity, it will also start to suffer from customers deferring work into next year, as will HAESL, which will also face increasing competition.

Consequently, it is unlikely that the result for the second half of the year will be able to match that of the first half.

The interim dividend will be paid on 22nd September 2003 to shareholders registered at the close of business on 11th September 2003. The share register will be closed from 8th September 2003 to 11th September 2003, both dates inclusive.

David Turnbull
Chairman
Hong Kong, 5*th August* 2003

Hong Kong Aircraft Engineering Company Limited

Website: http://www.haeco.com